Exhibit 99.2
NOTICE OF THE EXTRA-ORDINARY GENERAL MEETING
Notice is hereby given that an Extra-ordinary General Meeting of the members of Rediff.com India Limited will be held on 26th day of November, 2010 at 10.00 AM (IST) at the Registered Office of the Company situated at First Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400016, to transact the following business:
SPECIAL BUSINESS:
1.	To consider and, if thought fit, to pass with or without modification, the following Resolutions as Ordinary Resolutions:
Authorising the acquisition of the shares of Vubites India Private Limited (“Vubites”) presently held by Mr. Ajit Balakrishnan and Mr. Bharat Pendse by the Company for a consideration of Rs 13,120,399 and the execution of a share purchase agreement (“SPA”) towards the same (the “Transaction”).
“RESOLVED THAT the acquisition by the Company of 9,99,999 fully paid equity shares of Re. 1 each of Vubites presently held by Mr. Ajit Balakrishnan and the acquisition by the Company through a nominee Mr. Ashish Mehrotra of 1 fully paid up share of Re. 1 of Vubites presently held by Mr. Bharat Pendse, for an aggregate consideration of Rs 13,120,399 as per the terms of the SPA (the draft of which has been placed before the meeting), be and is hereby approved. The draft of the SPA and other related documents to be entered into by the Company, duly initialled by the Chairman for identification, be and are hereby approved.
FURTHER RESOLVED THAT Venki Nishtala — Chief Technology Officer or Jayesh Sanghrajka — Vice President Finance singly, be and are hereby authorised, on behalf of the Company, to execute the SPA and all such other documents, agreements, communications relating to the Transaction and other related documents and to perform all such acts, matters and things that are directly or indirectly related or incidental to the Transaction.
FURTHER RESOLVED THAT the consideration payable by the Company to Mr. Ajit Balakrishnan and Mr. Bharat Pendse in terms of the SPA, to be paid by cash in the following proportions be and is hereby approved.

Name of the Selling Shareholder	Amount in rupees
Ajit Balakrishnan	13,120,386
Bharat Pendse	13

Total Consideration	13,120,399

2.	To consider and, if thought fit, to pass with or without modification, the following Resolutions as Ordinary Resolutions:
Approving the payment of Rs. 136,879,601 as an interest free loan to Vubites to enable Vubites to repay the loan advanced by Mr. Ajit Balakrishnan to Vubites and towards the payment to be made to the participants of Vubites in lieu of the stock option granted to them pursuant to Vubites employee stock option plan, 2008 (“Vubites ESOP”).
“RESOLVED THAT an amount of Rs. 136,879,601 be and is hereby approved to be paid by the Company to Vubites as an interest free loan to Vubites to ensure that the of Rs. 124,029,601 loan advanced by Mr. Ajit Balakrishnan is repaid by Vubites and Rs. 12,850,000 towards the payments to be made to the participants in the Vubites ESOP in lieu of the stock options granted to them pursuant to the Vubites ESOP, provided however, that the loan to be advanced to Vubites by the Company shall be subject to the completion of the Transaction as per the terms of the share purchase agreement (the draft of which has been placed before the meeting).
FURTHER RESOLVED THAT Venki Nishtala — Chief Technology Officer or Jayesh Sanghrajka — Vice President Finance singly, be and are hereby authorised, on behalf of the Company, to perform all such acts, matters and things that are directly or indirectly related or incidental to the advancing of the aforesaid amount as an interest free loan to Vubites by the Company as and when the Transaction is completed by the Company.”
3.	To consider and, if thought fit, to pass with or without modification, the following Resolutions as Ordinary Resolutions:
Approving the Employee Stock Option Plan 2010 (“Rediff ESOP”) and the issue of options there under.
RESOLVED THAT the Rediff ESOP be and is hereby approved and adopted pursuant to which the Rediff.com India Limited Employee Trust (“Trust”) is authorised to offer and allot such number of stock options which shall be convertible into 2,50,000 Equity Shares (equivalent to 500,000 ADRs) of the Company (“Stock Options”), to the present and future employees and Directors (holding a salaried office or employment in the Company) of the Company, (“Optionees”) who shall be eligible to receive the Stock Options under the Rediff ESOP in accordance with the terms and conditions set out in the Rediff ESOP and on such other terms and conditions and as may be decided by the Trust, the Board and/or Compensation Committee in their absolute discretion from time to time.
RESOLVED FURTHER THAT for the purpose of giving effect to the above resolution, the Board/the Trust/Compensation Committee be and are hereby authorized to do all such acts, deeds, matters and things and execute all such deeds, documents, instruments and writings as they may in their absolute discretion deem necessary or desirable and pay fees and commission and incur expenses in relation thereof.

RESOLVED FURTHER THAT the Board of Trustees be and are hereby authorized to administer and implement the Rediff ESOP (including the right to amend or modify or cancel the Rediff ESOP or any of the terms thereof) to settle all questions, difficulties or doubts that may arise in relation to the implementation of the Rediff ESOP without being required to seek any further consent or approval of the members or otherwise to the end and intent that the members shall be deemed to have given their approval thereto expressly by authority of this resolution.”

Place: Mumbai	By Order of the Board of Directors
Date: 26th October, 2010	For Rediff.com India Ltd.

Registered Office:	sd/-
Mahalaxmi Engineering Estate	Jyoti Dialani
L. J. Road no. 1, Mahim (W)	Company Secretary & Manager Legal
Mumbai 400 016
NOTES:
a)	A member entitled to attend and vote is entitled to appoint a proxy to attend and vote on a poll, to vote instead of himself and the proxy need not be a member.
b)
The instrument appointing the proxy, in order to be effective, should be duly stamped, completed and signed and deposited at the Registered Office of the Company not less than 48 hours before the commencement of the meeting.

c)	The relevant Explanatory Statement pursuant to Section 173 (2) of the Companies Act, 1956, in respect of the business set out above, is annexed hereto.

EXPLANATORY STATEMENT PURSUANT TO SECTION 173(2) OF THE COMPANIES ACT, 1956,
Annexure to and forming part of the Notice dated 26th October 2010
Item Nos. 1, 2 & 3
With a view to expanding and consolidating its business interests, the Company is desirous of acquiring 100% of the share capital of Vubites India Private Limited (“Vubites”) from Mr. Ajit Balakrishnan and Mr. Bharat Pendse for a consideration of Rs 13,120,399. Due to the fact that Mr. Ajit Balakrishnan is a director, CEO and shareholder of the Company and is also the promoter and director of Vubites, the Company to ensure that the acquisition is on an arms length basis have taken the following steps.
An Investment Committee consisting of the independent members of the Board of Directors was formed to oversee the process. The Company under the guidance of Investment Committee has conducted a financial due diligence on Vubites to its full satisfaction by one of the big four accounting firms; the Company has also obtained a valuation report from one of the big four accounting firms. The Company has obtained a “fairness opinion” from Messrs Mr. Bansi S. Mehta & Co. Mumbai, a reputed firm of chartered accountants in India which “fairness opinion” is attached to this Explanatory Statement for the review of the shareholders; and, as required by the applicable provisions of the Companies Act, 1956 the Company has ensured that Mr. Ajit Balakrishnan being concerned or interested in the transaction (SPA) did not did not take part in the discussions and did not vote on the resolution passed at the meeting of the Board held on October 26, 2010 in this regard.
Further, with a view to ensuring that Vubites repays the outstanding loan amount advanced by Mr. Ajit Balakrishnan as an interest free loan and to make payments to the participants of the Vubites Employees Stock Option Plan 2008 (“Vubites ESOP”) in lieu of the stock option granted to them pursuant to Vubites ESOP, the Company is desirous of advancing an interest free loan to Vubites after the completion of the Transaction.
Lastly, with a view to promote the long term interest of the Company by providing incentive to attract, retain and reward present and future employees and Directors (holding a salaried office or employment in the Company) of the Company, (“Optionees”) performing services for the Company and by motivating such employees/ to contribute to the growth and profitability, the Company is desirous of approving the employee stock option plan, 2010 for issuing, offering and allotting stock options to the Optionees from time to time (“Rediff ESOP”).
Though strictly not necessary, with a view to maintain the highest standars of corporate governance, the company is convening this Extraordinary General Meeting to seek shareholder’s approval for:
a.	approving the acquisition by the Company of 9,99,999 equity shares of Re. 1 each of Vubites presently held by Mr. Ajit Balakrishnan as per the terms of the SPA;
b.	approving the acquisition by the Company through its nominee Mr. Ashish Mehrotra of 1 equity share of Re. 1 of Vubites presently held by Mr. Bharat Pendse as per the terms of the SPA;

c.	approving the payment of the consideration payable by the Company to Mr. Ajit Balakrishnan and Mr. Bharat Pendse in terms of the SPA, in proportions as set out in the notice.
d.
the payment of Rs. 136,879,601 as an interest free loan to Vubites to ensure that the loan advanced by Mr. Ajit Balakrishnan is repaid by Vubites and towards the payments to be made to the participants in the Vubites ESOP in lieu of the stock options granted to them pursuant to the Vubites ESOP, provided however, that the loan to be advanced to Vubites by the Company shall be subject to the completion of the Transaction;

e.
Approving and adopting the Rediff ESOP where under the Rediff.com India Limited Employee Trust (“Trust”) is authorised to offer and allot such number of stock options which shall be convertible into 2,50,000 Equity Shares (equivalent to 500,000 ADS) of the Company (“Stock Options”), to the Optionees;

f.
Authorising the Board/ the Trust/Compensation Committee to do all such acts, deeds, matters and things and execute all such deeds, documents, instruments and writings as they may in their absolute discretion deem necessary or desirable and pay fees and commission and incur expenses in relation to the above resolution;

g.	Authorising the Board of Trustees to administer and implement the Rediff ESOP;
h.
Authorising Venki Nishtala — Chief Technology Officer or Jayesh Sanghrajka — Vice President Finance singly, to execute the SPA, and all such other documents, agreements, communications on behalf of the Company relating to the acquisition of the shares of Vubites from Mr. Ajit Balakrishnan and Mr. Bharat Pendse and advancing of the aforesaid amount as an interest free loan to Vubites by the Company as and when the Transaction is completed.

The Board recommends the resolutions for approval by the members.
Mr Ajit Balakrishnan is concerned or interested in the transaction (SPA) as he is a director and shareholder of the Company and is also the promoter and director of Vubites in which he holds 99.99%. He is also concerned or interested to the extent of the amount of loan being repaid to him.
None of the other Directors of the Company are in any way, concerned or interested in this resolution, except to the extent of the shares that may be offered to him/her under the ESOPs. The members’ approval in accordance with these resolutions is inter alia also being sought for authorising the Board of Directors [and/or the Compensation Committee and/or the Trustees] to do acts stated in the resolutions hereinabove where they would be the Optionees.

A copy of the SPA is open for inspection at the registered office of the Company during business hours on any working day up to the date of the Extra Ordinary General Meeting.
A copy of the Rediff ESOP is open for inspection at the registered office of the Company during business hours on any working day up to the date of the Extra Ordinary General Meeting.

Place: Mumbai	By Order of the Board of Directors
Date: 26th October, 2010	For Rediff.com India Ltd.

Registered Office:	sd/-
Mahalaxmi Engineering Estate	Jyoti Dialani
L. J. Road no. 1, Mahim (W)	Company Secretary & Manager Legal
Mumbai 400 016

REDIFF.COM INDIA LTD
Regd. Office: 1st Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400 016
ATTENDANCE SLIP

Folio No.

No. of Shares
I hereby record my presence at the Extra Ordinary General Meeting of the Company being held at Registered Office at 1st Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400 016 at 10.00 a.m. (IST) on Friday, 26th November, 2010.

Signature of attending Member/Proxy

Name:

Note: A member/proxy holder attending the meeting must bring the Attendance Slip to the meeting and hand it over at the entrance duly signed.
REDIFF.COM INDIA LTD
Regd. Office: 1st Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400 016
PROXY
I/We,  ___________________________________________, of ________________ in the district of _________________ being a member/members of the above Company hereby appoint ____________________ of ________________ in the district of ________________________ or failing him _____________________ of _______________________ in the district of ______________________________ as my/our Proxy to attend and vote for me/us and on my/our behalf at the Extra Ordinary General Meeting of the Company to be held on Friday, 26th November, 2010 at 10a.m.(IST) and at any adjournment thereof.
Signed this _____________________________________ day of _________________ 2010

Folio No.

No. of Shares

Signature	Affix
Re. 0.15 Revenue Stamp
This form is to be used in favour of* / against* the resolution. Unless otherwise instructed, the proxy will act as he thinks fit.

*	Strike out whichever is not applicable.

Note:	1.	The Proxy must be returned so as to reach the registered office of the Company not less than 48 hours before the time for holding of the aforesaid meeting.

	2.	A proxy need not be a member.